CUSIP No. G735374101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Scottish Re Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G73537410

(CUSIP Number)

with a copy to:
Rodney J. Dillman	Othon A. Prounis, Esq.
Massachusetts Mutual Life Insurance Company	Ropes & Gray LLP
1295 State Street	1211 Avenue of the Americas
Springfield, Massachusetts 01111	New York, New York 10036
(800) 767-1000	(212) 596-9000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G735374102

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
MassMutual Capital Partners LLC
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	0*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 0%*
14)	Type of Reporting Person CO

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. Such 500,000 Convertible Shares may be converted into 75,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), or an aggregate 150,000,000 shares between both Investors, at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase

CUSIP No. G735374103

Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). Pursuant to the Assignment and Assumption Agreements dated as of June 5, 2007 between MassMutual Capital and each of Benton Street Partners I, L.P., Benton Street Partners II, L.P. and Benton Street Partners III, L.P (collectively, the “Funds”), MassMutual Capital assigned its Convertible Shares to the Funds. The sole general partner of each of the Funds is Benton Street Advisors, Inc. (the “GP”), an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual Parent”). Because of the Amended and Restated Investors Agreement dated as of June 5, 2007, described in Item 6 hereof (the “Amended and Restated Investors Agreement”), for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MassMutual Parent and the Funds are deemed to be members of a group with SRGL LDC and therefore the beneficial owners of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. Information concerning beneficial ownership of Convertible Shares and Ordinary Shares by SRGL LDC is contained in the Schedule 13D, as amended, filed by Mr. Stephen Feinberg. MassMutual Parent and the Funds expressly disclaim beneficial ownership of any securities owned beneficially or of record by any person or persons other than themselves for purposes other than Rule 13d-3 of the Exchange Act. MassMutual Parent and the Funds do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Company provided by any other person.

CUSIP No. G735374104

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Massachusetts Mutual Life Insurance Company
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	150,000,000*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	150,000,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 68.8%*
14)	Type of Reporting Person CO

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. Such 500,000 Convertible Shares may be converted into 75,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), or an aggregate 150,000,000 shares between both Investors, at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase

CUSIP No. G735374105

Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). Pursuant to the Assignment and Assumption Agreements dated as of June 5, 2007 between MassMutual Capital and each of Benton Street Partners I, L.P., Benton Street Partners II, L.P. and Benton Street Partners III, L.P (collectively, the “Funds”), MassMutual Capital assigned its Convertible Shares to the Funds. The sole general partner of each of the Funds is Benton Street Advisors, Inc. (the “GP”), an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual Parent”). Because of the Amended and Restated Investors Agreement dated as of June 5, 2007, described in Item 6 hereof (the “Amended and Restated Investors Agreement”), for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MassMutual Parent and the Funds are deemed to be members of a group with SRGL LDC and therefore the beneficial owners of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. Information concerning beneficial ownership of Convertible Shares and Ordinary Shares by SRGL LDC is contained in the Schedule 13D, as amended, filed by Mr. Stephen Feinberg. MassMutual Parent and the Funds expressly disclaim beneficial ownership of any securities owned beneficially or of record by any person or persons other than themselves for purposes other than Rule 13d-3 of the Exchange Act. MassMutual Parent and the Funds do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Company provided by any other person.

CUSIP No. G735374106

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Benton Street Advisors, Inc.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	150,000,000*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	150,000,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 68.8%*
14)	Type of Reporting Person CO

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. Such 500,000 Convertible Shares may be converted into 75,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), or an aggregate 150,000,000 shares between both Investors, at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). Pursuant to the

CUSIP No. G735374107

Assignment and Assumption Agreements dated as of June 5, 2007 between MassMutual Capital and each of Benton Street Partners I, L.P., Benton Street Partners II, L.P. and Benton Street Partners III, L.P (collectively, the “Funds”), MassMutual Capital assigned its Convertible Shares to the Funds. The sole general partner of each of the Funds is Benton Street Advisors, Inc. (the “GP”), an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual Parent”). Because of the Amended and Restated Investors Agreement dated as of June 5, 2007, described in Item 6 hereof (the “Amended and Restated Investors Agreement”), for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MassMutual Parent and the Funds are deemed to be members of a group with SRGL LDC and therefore the beneficial owners of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. Information concerning beneficial ownership of Convertible Shares and Ordinary Shares by SRGL LDC is contained in the Schedule 13D, as amended, filed by Mr. Stephen Feinberg. MassMutual Parent and the Funds expressly disclaim beneficial ownership of any securities owned beneficially or of record by any person or persons other than themselves for purposes other than Rule 13d-3 of the Exchange Act. MassMutual Parent and the Funds do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Company provided by any other person.

CUSIP No. G735374108

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Benton Street Partners I, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	150,000,000*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	150,000,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 68.8%*
14)	Type of Reporting Person PN

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. Such 500,000 Convertible Shares may be converted into 75,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), or an aggregate 150,000,000 shares between both Investors, at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). Pursuant to the

CUSIP No. G735374109

Assignment and Assumption Agreements dated as of June 5, 2007 between MassMutual Capital and each of Benton Street Partners I, L.P., Benton Street Partners II, L.P. and Benton Street Partners III, L.P (collectively, the “Funds”), MassMutual Capital assigned its Convertible Shares to the Funds. The sole general partner of each of the Funds is Benton Street Advisors, Inc. (the “GP”), an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual Parent”). Because of the Amended and Restated Investors Agreement dated as of June 5, 2007, described in Item 6 hereof (the “Amended and Restated Investors Agreement”), for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MassMutual Parent and the Funds are deemed to be members of a group with SRGL LDC and therefore the beneficial owners of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. Information concerning beneficial ownership of Convertible Shares and Ordinary Shares by SRGL LDC is contained in the Schedule 13D, as amended, filed by Mr. Stephen Feinberg. MassMutual Parent and the Funds expressly disclaim beneficial ownership of any securities owned beneficially or of record by any person or persons other than themselves for purposes other than Rule 13d-3 of the Exchange Act. MassMutual Parent and the Funds do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Company provided by any other person.

CUSIP No. G7353741010

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Benton Street Partners II, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	150,000,000*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	150,000,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 68.8%*
14)	Type of Reporting Person PN

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. Such 500,000 Convertible Shares may be converted into 75,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), or an aggregate 150,000,000 shares between both Investors, at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase

CUSIP No. G7353741011

Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). Pursuant to the Assignment and Assumption Agreements dated as of June 5, 2007 between MassMutual Capital and each of Benton Street Partners I, L.P., Benton Street Partners II, L.P. and Benton Street Partners III, L.P (collectively, the “Funds”), MassMutual Capital assigned its Convertible Shares to the Funds. The sole general partner of each of the Funds is Benton Street Advisors, Inc. (the “GP”), an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual Parent”). Because of the Amended and Restated Investors Agreement dated as of June 5, 2007, described in Item 6 hereof (the “Amended and Restated Investors Agreement”), for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MassMutual Parent and the Funds are deemed to be members of a group with SRGL LDC and therefore the beneficial owners of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. Information concerning beneficial ownership of Convertible Shares and Ordinary Shares by SRGL LDC is contained in the Schedule 13D, as amended, filed by Mr. Stephen Feinberg. MassMutual Parent and the Funds expressly disclaim beneficial ownership of any securities owned beneficially or of record by any person or persons other than themselves for purposes other than Rule 13d-3 of the Exchange Act. MassMutual Parent and the Funds do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Company provided by any other person.

CUSIP No. G7353741012

1)	Name of Reporting Person and I.R.S. Identification No. of Above Person, if an Entity (Voluntary)
Benton Street Partners III, L.P.
2)	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds	WC
5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6)	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With		7)	Sole Voting Power	0*
		8)	Shared Voting Power	150,000,000*
		9)	Sole Dispositive Power	0*
		10)	Shared Dispositive Power	150,000,000*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 150,000,000*
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13)	Percent of Class Represented by Amount in Row (11) 68.8%*
14)	Type of Reporting Person PN

* On May 7, 2007, pursuant to a Securities Purchase Agreement dated as of November 26, 2006, as amended (the “Securities Purchase Agreement”), entered into by Scottish Re Group Limited, an exempted company limited by shares organized and existing under the laws of the Cayman Islands (the “Company”), MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), and SRGL Acquisition, LLC, a Delaware limited liability company and an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), (MassMutual Capital, together with SRGL Acquisition, LLC and any affiliate thereof, the “Investors”), the Investors each purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock (the “Convertible Shares”) for $300 million ($600 million in the aggregate) in cash. Such 500,000 Convertible Shares may be converted into 75,000,000 shares of the Company’s ordinary stock, par value $0.01 per share (the “Ordinary Shares”), or an aggregate 150,000,000 shares between both Investors, at any time, and will automatically convert on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments. On January 4, 2007, SRGL Acquisition, LLC assigned its rights and obligations under the Securities Purchase

CUSIP No. G7353741013

Agreement to SRGL Acquisition, LDC, an affiliate of Cerberus (“SRGL LDC”). Pursuant to the Assignment and Assumption Agreements dated as of June 5, 2007 between MassMutual Capital and each of Benton Street Partners I, L.P., Benton Street Partners II, L.P. and Benton Street Partners III, L.P (collectively, the “Funds”), MassMutual Capital assigned its Convertible Shares to the Funds. The sole general partner of each of the Funds is Benton Street Advisors, Inc. (the “GP”), an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company (“MassMutual Parent”). Because of the Amended and Restated Investors Agreement dated as of June 5, 2007, described in Item 6 hereof (the “Amended and Restated Investors Agreement”), for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MassMutual Parent and the Funds are deemed to be members of a group with SRGL LDC and therefore the beneficial owners of the securities of the Company beneficially owned by SRGL LDC. Such group beneficially owns 150,000,000 Ordinary Shares, or 68.8% of the Ordinary Shares deemed issued and outstanding as of that date. Information concerning beneficial ownership of Convertible Shares and Ordinary Shares by SRGL LDC is contained in the Schedule 13D, as amended, filed by Mr. Stephen Feinberg. MassMutual Parent and the Funds expressly disclaim beneficial ownership of any securities owned beneficially or of record by any person or persons other than themselves for purposes other than Rule 13d-3 of the Exchange Act. MassMutual Parent and the Funds do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Company provided by any other person.

CUSIP No. G7353741014

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2007 (the “Schedule 13D”) . Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.	Identity and Background.
Item 2 is hereby amended and restated to read in its entirety as follows:

(a) This Schedule 13D/A is being filed on behalf of MassMutual Capital Partners LLC, a Delaware limited liability company (“MassMutual Capital”), Massachusetts Mutual Life Insurance Company, a Massachusetts corporation (“MassMutual Parent”), Benton Street Advisors, Inc., an exempted company incorporated in the Cayman Islands with limited liability (the “GP”), Benton Street Partners I, L.P., a Cayman Islands exempted limited partnership, (“Benton I”), Benton Street Partners II, L.P., a Delaware limited partnership (“Benton II”) and Benton Street Partners III, L.P., a Delaware limited partnership (“Benton III”, and collectively with Benton I and Benton II, the “Funds”) pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Reporting Persons”). MassMutual Capital and the GP are indirect wholly-owned subsidiaries of MassMutual Parent. The GP is the general partner of the Funds. The securities of the Company reported herein are directly beneficially owned by the Funds and indirectly beneficially owned by MassMutual Parent and the GP. The agreement between the Reporting Persons to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

In addition, by virtue of the Amended and Restated Investors Agreement described in Item 6 hereof, for the purposes of Section 13(d)(3) of the Exchange Act, the Funds may be deemed to be a member of a group with SRGL Acquisition, LDC (“SRGL LDC”), an affiliate of Cerberus Capital Management, LLC (“Cerberus”), and therefore the beneficial owner of the securities of the Company beneficially owned by SRGL LDC. The Reporting Persons expressly disclaim beneficial ownership of any securities owned beneficially or of record by SRGL LDC or any other person or persons. The Reporting Persons do not assume responsibility for the accuracy or completeness of any information related to their holdings of securities of the Company provided by any other person or persons.

(b)-(c)  MassMutual Capital is a Delaware limited liability company. The principal business of MassMutual Capital is that of a private investment entity. MassMutual Capital’s principal business address is 1295 State Street, Springfield, Massachusetts, 01111. The sole member of MassMutual Capital is MassMutual Holding LLC, a Delaware limited liability company (“MMH”) and a wholly-owned subsidiary of

CUSIP No. G7353741015

MassMutual Parent. The officers of MassMutual Capital, who are all citizens of the United States, are as follows:

Roger W. Crandall – Chairman and Chief Executive Officer
Larry N. Port – President and Managing Director
James E. Masur – Chief Financial Officer
Jan F. Jumet – Chief Compliance Officer
Clifford M. Noreen – Managing Director
Kevin M. Sweeney – Managing Director
Richard E. Spencer II – Managing Director
Rodney J. Dillman – Vice President, Secretary and Chief Legal Officer

MassMutual Holding LLC is a Delaware limited liability company. The principal business of MassMutual Holding LLC is holding securities. MassMutual Holding LLC’s principal business address is 1295 State Street, Springfield, Massachusetts 01111. The sole member of MassMutual Holding LLC is MassMutual Parent. The officers and directors of MassMutual Holding LLC, who are all citizens of the United States, are as follows:

Officers:

Stuart H. Reese – President and Chief Executive Officer
John V. Murphy – Executive Vice President
Frederick C. Castellani – Executive Vice President
Michael T. Rollings – Senior Vice President
Edward M. Kline – Vice President and Treasurer
Norm Smith – Vice President and Controller
Stephen L. Kuhn – Secretary

Directors:

Stuart H. Reese
Margaret Sperry

MassMutual Parent is a Massachusetts corporation. The principal business of MassMutual Parent is that of a mutual life insurance company. MassMutual Parent’s principal business address is 1295 State Street, Springfield, Massachusetts, 01111. The executive officers and directors of MassMutual Parent, who are all citizens of the United States, are as follows:

Officers:

Stuart H. Reese – Chairman, President and Chief Executive Officer

Frederick C. Castellani – Executive Vice President, Retirement Services

CUSIP No. G7353741016

Roger W. Crandall – Executive Vice President and Chief Investment Officer, MassMutual Parent; Chairman, President and Chief Executive Officer, Babson Capital Management LLC

Michael Foley – Chief Information Officer

William F. Glavin – Executive Vice President, U.S. Insurance Group

John V. Murphy – Executive Vice President, MassMutual Parent; Chairman, President and Chief Executive Officer, OppenheimerFunds, Inc.

Mark D. Roellig – Executive Vice President and General Counsel

Michael T. Rollings – Executive Vice President and Chief Financial Officer

Elaine A. Sarsynski – Executive Vice President and Chief Administrative Officer, MassMutual Parent; President and Chief Executive Officer, MassMutual International LLC

Directors:

Stuart H. Reese – Chairman

James R. Birle – Lead Director

Roger G. Ackerman

James H. DeGraffenreidt, Jr.

Patricia Diaz Dennis

James L. Dunlap

William B. Ellis

Robert A. Essner

Robert M. Furek

Carol A. Leary

William B. Marx, Jr.

John F. Maypole

Marc Racicot

The GP is an exempted company incorporated in the Cayman Islands with limited liability. The principal business of the GP is to act as general partner of the Funds. The GP’s principal business address is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The sole director of the GP is Larry N. Port, who is a citizen of the United States. The GP is an indirect wholly-owned subsidiary of MassMutual Parent.

Benton I is a Cayman Islands exempted limited partnership. The principal business of Benton I is that of a private investment entity. Benton I’s principal business address is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The GP is the sole general partner of Benton I.

Benton II is a Delaware limited partnership. The principal business of Benton II is that of a private investment entity. Benton II’s principal business address is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church

CUSIP No. G7353741017

Street, George Town, Grand Cayman, Cayman Islands. The GP is the sole general partner of Benton II.

Benton III is a Delaware limited partnership. The principal business of Benton III is that of a private investment entity. Benton III’s principal business address is c/o M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The GP is the sole general partner of Benton III.

(d)-(e) None of the entities or persons identified in this Item 2 has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read in its entirety as follows:

On May 7, MassMutual Capital purchased 500,000 shares of the Company’s newly issued convertible cumulative participating preferred stock, par value $0.01 per share (the “Convertible Shares”), for an aggregate purchase price of $300,000,000 pursuant to that certain Securities Purchase Agreement, as amended, dateed as of November 26, 2006, and incorporated by reference to Exhibit 2 of the Schedule 13D (the “Securities Purchase Agreement”). These Convertible Shares may be converted into an aggregate of 75,000,000 Ordinary Shares at any time, and will automatically convert into Ordinary Shares on the ninth anniversary of the issue date if not previously converted, subject to certain adjustments, as more fully described in the Certificate of Designations for the Convertible Shares, incorporated by reference to Exhibit 3 of the Schedule 13D (the “Certificate of Designations”). On June 5, 2007, MassMutual Capital assigned all its right in and to the Convertible Shares to the Funds for an aggregate consideration equal to $300,000,000. The assignment was undertaken pursuant to the terms of the Investors Agreement dated as of May 7, 2007 and effected by the Assignment and Assumption Agreements dated as of June 5, 2007 between MassMutual Capital and each of the Funds, and incorporated by reference to Exhibit 2, Exhibit 3, and Exhibit 4 hereto. The funds used to acquire the Convertible Shares came from the working capital of the Funds.

CUSIP No. G7353741018

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

The Funds acquired the Convertible Shares for investment purposes.

On May 7, 2007, upon the closing of the transactions contemplated by the Securities Purchase Agreement, Michael Austin, William Caulfeild-Browne, Robert M. Chmely, Jean Claude Damerval, Michael C. French, Lord Norman Lamont, Hazel R. O’Leary and Glenn Schafer resigned from their positions as directors of the Company. Pursuant to the Securities Purchase Agreement, the Investors have the right to nominate directors for election to the Company’s Board of Directors. The Investors elected the following persons to serve as directors of the Company: Jonathan Bloomer, Christopher S. Brody, James J. Butler, James N. Chapman, Thomas Finke, Robert Joyal, Larry Port, Michael Rollings and Lenard B. Tessler.

Pursuant to the Amended and Restated Investors Agreement, the Funds, on the one hand, and SRGL LDC, on the other hand, have the right to designate three directors and one independent director (eight directors in total) for election to the Company’s Board of Directors.

Except as otherwise set forth in this Schedule 13D/A, the Reporting Persons have no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of this Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) Based upon information set forth in the Company’s Annual Report on Form 10-K/A as filed with the Securities and Exchange Commission on April 27, 2007, there were 67,995,057 Ordinary Shares issued and outstanding as of April 16, 2007. As of June 5, 2007, the Funds are the holders of 500,000 Convertible Shares. These Convertible Shares are convertible into an aggregate of 75,000,000 Ordinary Shares at any time, or 34.4% of the Ordinary Shares deemed issued and outstanding as of that date. Because of the Amended and Restated Investors Agreement dated as of June 5, 2007, described in Item 6 hereof (the “Amended and Restated Investors Agreement”), for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MassMutual Parent and the Funds are deemed to be members of a group with SRGL LDC and therefore the beneficial owners of the 500,000 Convertible Shares beneficially owned by SRGL LDC. These Convertible Shares are convertible into an aggregate of 75,000,000 Ordinary Shares at any time, or 34.4% of the Ordinary Shares deemed issued and outstanding as of that date.

CUSIP No. G7353741019

Massachusetts Mutual Life Insurance Company

MassMutual Parent, as the indirect owner of the GP may be deemed to beneficially own the securities owned by the Funds.

Benton Street Advisors, Inc.

The GP, as the general partner of the Funds, may be deemed to beneficially own 500,000 Convertible Shares, convertible into an aggregate of 75,000,000 Ordinary Shares at any time, or approximately 34.4% of the Ordinary Shares deemed issued and outstanding as of April 16, 2007.

Benton Street Partners I, L.P.

Benton I directly owns 320,460 Convertible Shares, convertible into 48,069,000 Ordinary Shares, or approximately 22.1% of the Ordinary Shares deemed issued and outstanding as of April 16, 2007. The GP, as the general partner of Benton I, may be deemed to beneficially own the securities owned by Benton I.

Benton Street Partners II, L.P.

Benton II owns 44,873 Convertible Shares, convertible into 6,730,950 Ordinary Shares, or approximately 3.1% of the Ordinary Shares deemed issued and outstanding as of April 16, 2007. The GP, as the general partner of Benton II, may be deemed to beneficially own the securities owned by Benton II.

Benton Street Partners III, L.P.

Benton III owns 134,667 Convertible Shares, convertible into 20,200,050 Ordinary Shares, or approximately 9.3% of the Ordinary Shares deemed issued and outstanding as of April 16, 2007. The GP, as the general partner of Benton III, may be deemed to beneficially own the securities owned by Benton III.

(b) Because of the Amended and Restated Investors Agreement, the GP and SRGL LDC may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Company owned by the Funds. The executive officers and directors of MassMutual Parent, the indirect owner of the GP, may be deemed to have or share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Company owned by the Funds. Larry N. Port, the sole director of the GP, may be deemed to have or share the power to vote or direct the voting of and dispose or direct the disposition of, the securities of the Company held by the Funds.

(c) On June 5, 2007, MassMutual Capital assigned the Convertible Shares to the Funds in consideration of $600 per share, as follows:

CUSIP No. G7353741020

Assignee	Number of Convertible Shares Assigned
Benton I	320,460
Benton II	44,873
Benton III	134,667

Other than the transactions described in this Schedule 13D/A, since the original filing on Schedule 13D, there were no transactions in Ordinary Shares, or securities convertible into, exercisable for or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.

With respect to information relating to the interest of SRGL LDC in the Convertible Shares and Ordinary Shares, please refer to the Schedule 13D, as amended, filed by Stephen Feinberg.

(d) Except as described in this Schedule 13D/A, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following thereto:

On June 5, 2007, MassMutual Capital entered into an Assignment and Assumption Agreement with each of the Funds, pursuant to which MassMutual Capital assigned all its rights in and to the Convertible Shares to the Funds for an aggregate consideration of $300 million, as more particularly described and set forth in the the Assignment and Assumption Agreements of each of Benton I, Benton II and Benton III incorporated by reference to Exhibit 2, Exhibit 3, and Exhibit 4, respectively.

On June 5, 2007, the Investors and the Funds entered into an Amended and Restated Investors Agreement dated as of June 5, 2007, in order to reallocate voting and governance rights and obligations of MassMutual Capital to and among the Funds. Pursuant to the Amended and Restated Investors Agreement, the Investors and the Funds agreed, among other things, to: (i) certain restrictions on the transfer of Convertible Shares, (ii) certain voting provisions with respect to the Ordinary Shares, (iii) the election of a certain number of directors to the Company’s Board of Directors and (iv) a third party sale process. The Amended and Restated Investors Agreement is attached hereto as Exhibit 5.

The descriptions of the transactions and agreements set forth in this Schedule 13D/A are qualified in their entirety by reference to the complete agreements

CUSIP No. G7353741021

governing such matters, each of which is attached or incorporated by reference to this Schedule 13D/A as an exhibit pursuant to Item 7 hereof.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following thereto:

1. Joint Filing Agreement between MassMutual Capital, MassMutual Parent, the GP and the Funds.

2. Assignment and Assumption Agreement dated as of June 5, 2007 by and between MassMutual Capital and Benton I.

3. Assignment and Assumption Agreement dated as of June 5, 2007 by and between MassMutual Capital and Benton II.

4. Assignment and Assumption Agreement dated as of June 5, 2007 by and between MassMutual Capital and Benton III.

5. Amended and Restated Investors Agreement dated as of June 5, 2007 by and among MassMutual Capital, the Funds and SRGL Acquisition, LDC.

CUSIP No. G7353741022

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2007

MASSMUTUAL CAPITAL PARTNERS, LLC
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Managing Director
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By:	/s/Rodney J. Dillman
Name: Rodney J. Dillman
Title: Corporate Vice President and Associate General Counsel
BENTON STREET ADVISORS, INC.
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Authorized Person
BENTON STREET PARTNERS I, L.P.
By: Benton Street Advisors, Inc.
Its General Partner
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Authorized Person
BENTON STREET PARTNERS II, L.P.
By: Benton Street Advisors, Inc.
Its General Partner
By:	/s/Larry N. Port
Name: Larry N. Port

CUSIP No. G7353741023

Title: Authorized Person
BENTON STREET PARTNERS III, L.P.
By: Benton Street Advisors, Inc.
Its General Partner
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Authorized Person

CUSIP No. G7353741024

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 13, 2007

MASSMUTUAL CAPITAL PARTNERS, LLC
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Managing Director
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By:	/s/Rodney J. Dillman
Name: Rodney J. Dillman
Title: Corporate Vice President and Associate General Counsel
BENTON STREET ADVISORS, INC.
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Authorized Person
BENTON STREET PARTNERS I, L.P.
By: Benton Street Advisors, Inc.
Its General Partner
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Authorized Person
BENTON STREET PARTNERS II, L.P.
By: Benton Street Advisors, Inc.

CUSIP No. G7353741025

Its General Partner
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Authorized Person
BENTON STREET PARTNERS III, L.P.
By: Benton Street Advisors, Inc.
Its General Partner
By:	/s/Larry N. Port
Name: Larry N. Port
Title: Authorized Person

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